ELLENOFF GROSSMAN & SCHOLE LLP
370 Lexington Avenue
New York, New York 10017
(212) 370-1300
(212) 370-7889 facsimile

May 12, 2006

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn:                    John Reynolds
Pamela Howell

Re:                               HD Partners Acquisition Corporation
Amendment No.5 to Registration Statement on Form S-1
File No. 333-130531
Amendment Filed May 3, 2006

Ladies and Gentlemen:

On behalf of HD Partners Acquisition Corporation (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form S-1 (the “Registration Statement”). Marked courtesy copies of this filing are being sent via overnight mail to John Reynolds, Pamela Howell, Jay Williamson and Babette Cooper.

This letter is being filed as a supplemental response to our response dated May 11, 2006 to the Staff’s comments to Amendment No. 5 to the Registration Statement filed May 3, 2006. In addition, in order to more fully respond to the concerns raised by the Staff in our discussion yesterday, and now having a greater sensitivity to certain of those  issues, we have consulted bankruptcy and creditor rights’ counsel (also at Richards Layton & Finger, P.A.) to clarify our previously submitted responses contained in our May 11, 2006 letter.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

General Comments

1.              We note the disclosure in risk factor six regarding third party claims against the trust account and provisions under Delaware General Corporation Law that apply even after liquidation. Please clarify whether you intend to comply with the procedures contained in Section 280 of Delaware General Corporation Law. If not, we note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation “(i) shall pay or make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation ... , are likely to arise or to become known to the corporation ... within 10 years after the date of dissolution..” Please provide us with a legal analysis as to how the company will comply with Section 281 (b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders’ rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

Upon further consideration, the Company believes that the more considered response as to how to mechanically dissolve the Company in accordance with the Delaware General Corporation Law (“DGCL”) (assuming that there has been no approved business combination within the specified time periods described in the Company’s charter provisions and the trust agreement) is as follows: the Board of Directors will promptly review the facts and circumstances of the Company at that time, including what (if any) liabilities and or claims may exist as of such date, and acting with the benefit of and in consultation with qualified Delaware counsel, make a recommendation to its stockholders. It will then have a plan of dissolution and distribution submitted for the approval of its stockholders in accordance with the DGCL. This plan will detail the approved method of  dissolving the Company and returning the remaining capital—regardless of whether the funds are held in trust or outside of the trust. Any such proposed plan of dissolution and distribution will consider the following options:

Option (A)--- The Board will utilize the approach we advanced in our last response dated May 11, 2006, whereby: (i) the funds held in trust will be promptly released from the trust and (ii) the balance of funds, subject to stockholder approval, will either be distributed  pursuant to either Section 280 of the DGCL or Section 281(b) of the DGCL,

Option (B)--- The Board will recommend to the stockholders that the Company comply with Section 280 of the DGCL with respect to all distributions to the stockholders, including distributions from the trust, or

Option (C)--- The Board will recommend to the stockholders that the Company comply with Section 281(b) of the DGCL with respect to all distributions to the stockholders, including distributions from the trust.

It is currently expected that the Board and the stockholders would elect Option (A) because (i) it believes there will be an amount of working capital held outside the trust which, when combined with the $750,000 available to it from the subordinated revolving line of credit agreement made available to it by its executive officers, will be sufficient to satisfy creditor obligations, (ii) most, if not all, significant creditors of the Company will have agreed to waive any claims they may have against the funds held in trust, and (iii) to the extent that such creditors have not so agreed, the Company’s officers have agreed to indemnify the Company against any such unwaived third party claims.

In the event that the Board approves and implements either Option (A) or Option (C), to the extent an insufficient amount of funds were to be retained and reserved for creditors who have not waived their claims against the funds held in trust and who ultimately were to prevail on the merits of such claims, stockholders, under certain limited circumstances, could be required to return all amounts so received. In the event that the Board approves and implements Option (B), a stockholder, in theory, could likewise be required to return all amounts so received. However, since a Section 280 process results in the approval of actions of the corporation by the Delaware Court of Chancery under Section 280(c), we believe that such an event would be unlikely to occur.

As part of any recommended plan of dissolution and distribution by the Board, which would be submitted to stockholders as required under and in accordance with the DGCL, should the Board elect Option C and recommend dissolution to stockholders in accordance with Section 281(b), then the Board would provide, after consultation with qualified Delaware counsel experienced in a dissolution under this specific provision, as part of any such plan, to: (i) pay or make reasonable provision to pay all claims and obligations, including all contingent, conditional, or unmatured contractual claims known the Company, (ii) make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the Company which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the Company or that have not arisen but that, based on facts known to the Company, are likely to arise or to become known to the Company within ten years after the date of the effectiveness of the dissolution.

Each of the alternative Board actions and the resulting consequences to the stockholders  will be disclosed in the Registration Statement and throughout the prospectus where appropriate, including the section entitled “Proposed Business — Effecting a Business Combination — Plan of Dissolution and Distribution”. Additionally, with respect to the risks associated with bankruptcy, we will include in disclosure in certain risk factors that stockholders may be liable to creditors up to the amount of any returned capital pursuant to certain of the possible plans of dissolution and distribution (Option A and Option (C)) which may be implemented by the Company at such time as the Company is required to dissolve and approve a plan of dissolution.

After consultation with Delaware bankruptcy counsel, we have clarified and confirmed that in an action by a creditor seeking to enforce its rights against the Company, regardless of whether the funds are held in trust (and regardless of whether the time periods have passed and the release conditions have been satisfied under the terms of the trust agreement) or whether the Company has been dissolved and the funds distributed (except possibly pursuant to Section 280 with proper notice to creditors), the rights of creditors to proceed with their claims will not be defeated by the method by which the Company seeks to dissolve, except where the Company seeks and obtains Delaware Court of Chancery approval and absent a federal bankruptcy filing. Furthermore, under certain limited circumstances, the creditor may have the right to proceed against the stockholders and seek reimbursement from them with respect to the creditor’s proven claims, except where the Company seeks and obtains Delaware Court of Chancery approval and absent a federal bankruptcy filing.

Given the additional disclosure responding to the procedural aspects of Delaware law, we would include a new risk factor about the timing of any payments to stockholders. We propose the following:

In The Event That No Business Combination is Consummated as Contemplated in this Prospectus, The Timing of When You Will Receive Returned Funds Under any Proposed Plan of Dissolution of our Board May Vary.

If we do not consummate a business combination in the prescribed time periods, in order to return funds from trust we must dissolve. Depending upon the method and procedure for dissolution that the Board of Directors may recommend to its stockholders for consideration and approval at such time, the timing of any actual return of funds to you could be affected. After reviewing and considering what if any liabilities, obligations and claims there may be against us at that time, which we can not know as of the date of this prospectus, we believe that there are a few plan-of- dissolution options which may be appropriate for our consideration. Certain of these options  require stockholder approval, and could range from prompt payments to stockholders to payments made only after complying with certain Delaware statutory dissolution provisions, including  Section 280 of the Delaware General Corporation Law, requiring notice to creditors and an additional waiting period prior to any distributions. Unless the known liabilities, obligations and claims against us at that time materially exceed our remaining assets, we do not believe we would recommend following Section 280 of the Delaware General Corporation Law. Should there be material liabilities, obligations or claims against us at that time, regardless of any other plan of dissolution options that may exist we will make appropriate and reasonable reserves available to satisfy them and maintain such amounts for sufficient periods of time to accommodate any such known or unknown liability. If we were to file for any bankruptcy protection, or an involuntary bankruptcy petition were to be filed against us which was not dismissed by a bankruptcy court, the period for the return of any funds to stockholders will be further delayed as federal law would pre-empt applicable state law. As part of the review of its various plan of dissolution options, our board will consider the timing of any such return of capital to our stockholders, although we can not know now what the situation will be at that time and consequently what our recommendations may be, or if our stockholders will approve any such plan recommended by the board and the timing of payments with respect thereto. See “Proposed Business — Effecting a Business Combination — Plan of Dissolution and Distribution”.

2.              We note the disclosure in risk factor six that your Chairman and executive officers will be personally liable in “certain circumstances” “to ensure that the proceeds in the trust account are not reduced by the claims of various vendors, prospective target businesses or other entities.” According to exhibits 10.4 through 10.8, it appears that these individuals have only agreed to indemnify you against claims by vendors. Please reconcile the disclosure. Clearly state all circumstances whereby these individuals will be personally liable. In addition, please describe the claims that could be brought by a prospective target business and other entities in the event a business combination is not consummated. It may be helpful to revise your risk factors to clearly describe the potential risk that a portion of the funds held in trust could be subject to third party claims.

The Company’s Chairman and executive officers have re-executed letter agreements reconciling the discrepancy and making it clear that they will indemnify the Company for any loss, liability, claims, damage and expenses (to the extent necessary to ensure the amount held in trust is not reduced) by any “vendor, prospective target businesses or other entities” to which the Company may become subject and from which no waiver of claims against the trust account has been obtained. Such agreements are re-filed as exhibits to Amendment No. 6 to the Registration Statement. We supplementally advise the Staff that we have added disclosure in the risk factor entitled “If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share return of capital received by the stockholders from the trust account will be less than $7.604 per share” to address the potential risk that a portion of the funds held in trust could be subject to third party claims, including claims by prospective target businesses. Such disclosure is also contained in “Proposed Business — Effecting a Business Combination — Plan of Dissolution and Distribution”.

3.              We note the disclosure throughout your registration statement that in the event of liquidation, all holders of common stock sold in this offering will be entitled to receive their portion of the amount held in trust ($7.604 per unit). Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of full indemnification obligations by your Chairman and executive officers and the potential effect of Section 281(b) of Delaware General Corporation Law.

Given the creditor-related issues that have surfaced with respect to the risks associated with bankruptcy, we will include in a new risk factor entitled “Our stockholders may be held liable for claims by third parties to the extent of distributions received by them” that stockholders may be liable to creditors up to the amount of any returned capital pursuant to certain of the possible plans of dissolution and distribution which may be implemented by the Company at such time as the Company is required to dissolve and approve a plan of dissolution. Such risk factor is set forth in full below.

“Our stockholders may be held liable for claims by third parties to the extent of distributions received by them.

If we do not complete a business combination within 18 months after the consummation of this offering (or within 24 months after the consummation of this offering if a letter of intent, agreement in principle or definitive agreement is executed within 18 months after the consummation of this offering and the business combination relating thereto is not consummated within such 18 month period ), we may initially return the funds held in our trust account only to our public stockholders as part of any plan of dissolution and distribution recommended by our board, and then we intend to seek the approval of our stockholders at such time, pursuant to the Delaware General Corporation Law, to further our overall plan of dissolution and dissolve. Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation, to the extent of distributions received by them in a dissolution. If the corporation complies with certain procedures intended to ensure that it makes reasonable provision for all claims against it, including, in the case of one type of procedure, a 60-day notice period which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought and an additional 150-day waiting period before any liquidating distributions are made to stockholders, then, under the Delaware General Corporation Law, any liability of the stockholder would be barred after the third anniversary of the dissolution.”

Additionally, in the risk factor entitled “If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share return of capital received by the stockholders from the trust account will be less than $7.604 per share” we have added the following paragraph:

“Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed,, the funds held in our trust account will be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account we cannot assure you we will be able to return capital to our public stockholders in the amounts due them.”

4.              Please disclose all steps the company has taken to confirm that your Chairman and executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

Based upon the current information received by the Company’s management from such individuals, it believes that they are of substantial means and financially capable of covering a shortfall in the Company’s trust account, although, as disclosed in the prospectus, no assurances are being made that this will be the case. The disclosure in the prospectus has been revised to include this response.

If you have any questions, please contact the undersigned at 212-370-1300.

Very truly yours,

/s/ Stuart Neuhauser
Stuart Neuhauser

cc:                                 Bruce Lederman
Eddy Hartenstein
Robert L. Meyers
Steven J. Cox
Lawrence N. Chapman
Henry Goldberg
Martin Gottlieb
Douglas Ellenoff
Michael Midura
Patricia Baldowski
Daniel Goldberg
David Eisler
Tina Prountzos